UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

REPAY HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	98-1496050
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3060 Peachtree Road NW Suite 1100 Atlanta, Georgia	30305
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not Applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1. Description of the Registrant’s Securities to Be Registered.

On April 13, 2026, the Board of Directors (the “Board”) of Repay Holdings Corporation (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Class A common stock, par value $0.0001 per share, of the Company (the “Common Stock”), and adopted a stockholder rights plan, as set forth in the Stockholder Rights Agreement, dated as of April 13, 2026 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent. The dividend is payable on April 24, 2026 to Company stockholders of record as of the close of business on April 24, 2026.

In general terms, the Rights Agreement imposes significant dilution upon any person or group (other than the Company, certain related persons and other exceptions as set forth in the Rights Agreement) that is or becomes the beneficial owner of 12.5% (the “Triggering Percentage”) or more of the Company’s outstanding Common Stock without the prior approval of the Board. A person or group that becomes the beneficial owner of the Triggering Percentage or more is called an “Acquiring Person.” Any Rights held by an Acquiring Person will be null and void and may not be exercised. Stockholders that beneficially own the Triggering Percentage or more of the Company’s outstanding Common Stock on the date the plan is adopted, are not considered Acquiring Persons; however, such stockholders generally may not acquire, or obtain the right to acquire, beneficial ownership of one or more additional shares of the Company’s outstanding Common Stock. The term “beneficial ownership” is defined in the Rights Agreement and includes, among other things, certain securities that may be exercised or converted into shares of Common Stock and certain derivative arrangements.

A summary of the Rights Agreement follows:

General.

The Rights. The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights are evidenced by certificates that represent shares of Common Stock or by Common Stock represented in the book entry account system. New Rights will accompany any new shares of Common Stock the Company issues after April 24, 2026 until the Distribution Date (as defined below).

Purchase Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”) for $17.00, subject to certain adjustments (as adjusted from time to time, the “Purchase Price”), once the Rights become exercisable. This portion of a Preferred Stock will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an “Acquiring Person.”

Certain synthetic interests in securities created by derivative positions – whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended – are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the Common Stock certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Qualifying Offer Provision. In the event the Company receives a Qualifying Offer (as defined in the Rights Agreement) and the Company does not redeem the outstanding Rights, the Company may exempt such Qualifying Offer from the Rights Agreement, or call a special meeting of stockholders to vote on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case within 90 business days of the commencement of the Qualifying Offer (the “Board Evaluation Period”). The holders of record of 20% or more of the outstanding Common Stock (excluding shares of Common Stock that are beneficially owned by the person making the Qualifying Offer) may submit a written demand directing the Board to submit a resolution exempting the Qualifying Offer from the Rights Agreement to be voted upon at a special meeting to be convened within 90 business days following the last day of the Board Evaluation Period (the “Special Meeting Period”). The Board must take the necessary actions to cause such resolution to be submitted to a vote of stockholders at a special meeting within the Special Meeting Period; however, the Board may recommend in favor of or against or take no position with respect to the adoption of the resolution, as it determines to be appropriate in the exercise of the Board’s fiduciary duties.

Consequences of a Person or Group Becoming an Acquiring Person.

•

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $17.00, purchase shares of Common Stock with a market value of $34.00, based on the market price of the Common Stock prior to such acquisition.

•

Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $17.00, purchase shares of the acquiring corporation with a market value of $34.00 based on the market price of the acquiring corporation’s common stock, prior to such merger.

•

Notional Shares. Shares held by affiliates, associates or, in certain cases, any transferee of an Acquiring Person, and Notional Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Stock Provisions.

Each one one-thousandth of a share of Preferred Stock, if issued:

•	will not be redeemable.

•	will entitle holders to quarterly dividend payments of $1.00 per share, or an economically equivalent amount to the dividend paid on one share of Common Stock, whichever is greater.

•

will entitle holders upon liquidation either to receive $1.00 per one-thousandth of a share of Preferred Stock, or an economically equivalent amount to the payment made on one share of Common Stock, whichever is greater.

•	will have the same voting power as one share of Common Stock.

•	if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

The value of one one-thousandth interest in a share of Preferred Stock should approximate the value of one share of Common Stock.

Expiration. The Rights will expire on April 13, 2027, or such earlier date as provided in the Rights Agreement.

Redemption. The Board may redeem the Rights for $0.001 per Right at any time before the Distribution Date. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Common Stock.

Exchange. After a person or group becomes an Acquiring Person, but before any person (subject to certain exceptions as described in the Rights Agreement) owns more than 50% of the outstanding Common Stock, the Board may extinguish the Rights by exchanging one share of Common Stock, or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the Purchase Price payable, the number of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Stock or Common Stock. No adjustments to the Purchase Price of less than 1% will be made.

Amendments. For so long as the Rights are redeemable, the Company may, from time to time, supplement or amend the Rights Agreement without the approval of any holders of Rights. At any time when the Rights are not redeemable, the Company may amend or supplement the Rights Agreement without the approval of any holders of Rights in order to (i) cure any ambiguity, (ii) correct or supplement any provision of the Rights Agreement that may be defective or inconsistent with any other provision of the Rights Agreement, (iii) shorten or lengthen any time period in the Rights Agreement or (iv) otherwise change, amend or supplement any provision that the Company may deem necessary or desirable. However, from and after the time when the Rights are no longer redeemable, the Rights Agreement may not be amended or supplemented in any manner that would adversely affect the interests of the holders of Rights (other than holders of Rights that have become null and void).

In connection with the adoption of the Rights Agreement, the Company has adopted a Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”). The Certificate of Designation was filed with the Secretary of State of the State of Delaware on April 14, 2026.

The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1. The Certificate of Designation is attached hereto as Exhibit 3.1 and is incorporated herein by reference. The description of the Certificate of Designation herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 3.1.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation for Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed April 14, 2026).

4.1	Stockholder Rights Agreement, dated as of April 13, 2026, by and between Repay Holdings Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed April 14, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Repay Holdings Corporation

Dated: April 14, 2026	By:	/s/ Tyler B. Dempsey
Tyler B. Dempsey
General Counsel and Corporate Secretary